Lightspeed to Participate in Upcoming Investor Conference

02/25/2025

MONTREAL, Feb. 25, 2025 /PRNewswire/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD) ("Lightspeed"), the one-stop commerce platform empowering merchants to provide the best omnichannel experiences, today announced its participation in the Morgan Stanley Technology, Media & Telecom Conference.

The webcast and replay will be accessible at the scheduled presentation time on Lightspeed's investor relations website at investors.lightspeedhq.com and on-demand for 180 days. Details for the event are as follows:

Morgan Stanley Technology, Media & Telecom Conference
Speaker: Dax Dasilva, Founder and Chief Executive Officer
Date: Wednesday, March 5, 2025
Time: 6:20 pm ET
Location: Palace Hotel, San Francisco
Webcast: https://cc.webcasts.com/morg007/030325a_js/?entity=133_BPT4PP5

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional omnichannel customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X (formerly Twitter)
Investor relations: Gus Papageorgiou, investorrelations@lightspeedhq.com